                                               Filed Pursuant to Rule 424 (b)(3)
                                                      Registration No. 333-53984
                                 To be used with Prospectus dated April 19, 2001

                    SUPPLEMENT NO. 2 DATED OCTOBER 19, 2001

                      TO PROSPECTUS DATED APRIL 19, 2001

                          APPLE HOSPITALITY TWO, INC.

   The following information supplements the prospectus of Apple Hospitality Two, Inc. dated April 19, 2001 and is part of the prospectus. This supplement is cumulative and replaces the prior supplement. Prospective investors should carefully review the prospectus and this Supplement No. 2.

                    TABLE OF CONTENTS FOR SUPPLEMENT NO. 2

Status of the Offering..........  S-2
Recent Developments.............  S-2
Acquisitions and Related Matters  S-4
Summary of Material Contracts...  S-6
Our Properties..................  S-8
Selected Financial Data......... S-10
Experts......................... S-11
Index to Financial Statements...  F-1

   The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, the future economic, competitive and market conditions and future business decisions. All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                            STATUS OF THE OFFERING

   We completed the minimum offering of units (each unit consisting of one Common Share and one Series A Preferred Share) at $9.50 per unit on May 1, 2001. We are continuing the offering at $10 per unit in accordance with the prospectus.

   As of September 25, 2001, we had closed on the following sales of units:

                                     Proceeds Net of Selling
Price Per  Number of      Gross     Commissions and Marketing
  Unit     Units Sold    Proceeds       Expense Allowance
--------- ------------ ------------ -------------------------
$ 9.50     3,157,894.7 $ 30,000,000        $27,000,000
$10.00     7,771,503.0   77,715,030         69,943,527
          ------------ ------------        -----------
   Total  10,929,397.7 $107,715,030        $96,943,527
          ============ ============        ===========

                              RECENT DEVELOPMENTS

   Effective September 7, 2001, we acquired a limited partnership that, through a subsidiary, owns 10 extended-stay hotels. Although the acquisition involved the transfer of ownership interests in a limited partnership, the purpose and result was our acquisition of the hotels. Each hotel operates as part of the Residence Inn(R) by Marriott(R) franchise. The hotels are described in detail in another section below. The sellers were Crestline Capital Corporation and certain subsidiaries. No seller had any material relationship to us, our affiliates, or our directors or officers (although we made a short-term loan to Crestline Capital Corporation before the closing, as described below). The total base purchase price for the acquisition was $119 million.

   The purchase price, as subject to certain adjustments at closing, was paid through a combination of transactions. In May 2001, we made a deposit of just over $1 million, which was applied toward the purchase price at closing. On May 31, 2001, we provided a short-term secured loan to Crestline Capital Corporation in the amount of $47 million. The loan amount, plus about $1.5 million in interest, also was applied toward the purchase price. In addition, we made a cash payment of approximately $19.5 million at closing. Our source for these funds, which consist of approximately $69 million in the aggregate, was our ongoing registered public offering of units.

   To satisfy the remainder of the purchase price, we received a credit at closing equal to the unpaid balance of a long-term loan, which is secured by the hotels, from Bank of America, N.A. The loan will continue to be an obligation of the subsidiary that directly owns the hotels. Further details about this loan are provided in the next section.

   We also used the proceeds of our ongoing offering to pay 2% of the total base purchase price, which equals $2,380,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

   The following map shows the general location of our hotels, which are described in another section below:

                                             [MAP]

                                Number                              Number
                                  of                                  of
      General Location of Hotel Suites General Location of Hotel    Suites
      ------------------------- ------ -------------------------    ------
       Montgomery, Alabama.....   94     Atlanta, Georgia..........   126
       Bakersfield, California.  114     Boston, Massachusetts.....   130
       Concord, California.....  126     Cincinnati, Ohio..........   118
       San Ramon, California...  106     Dallas, Texas.............   120
       Meriden, Connecticut....  106     Houston, Texas............   110
                                                                    -----
                                            Total Suites........... 1,150
                                                                    =====

                       ACQUISITIONS AND RELATED MATTERS

New Subsidiaries

   We formed or acquired new subsidiaries to obtain the 10 hotels. Specifically, we formed two direct wholly-owned subsidiaries. One of these subsidiaries, AHT Res III GP, Inc., acquired the entire general partnership interest in Marriott Residence Inn USA Limited Partnership and now holds a 1% interest as its sole general partner. The other newly-formed subsidiary, AHT Res III LP, Inc., acquired the entire limited partnership interest in that partnership and now holds a 99% interest as its sole limited partner. The partnership owns 100% of the equity in Residence Inn III LLC, which directly owns all of the hotels. We also acquired 100% of the stock in Crestline Res III Corporation, which serves as the independent managing member of Residence Inn III LLC (without having any equity interest).

Loan Secured By Hotels

   Residence Inn III LLC, the direct owner of the hotels, is also the borrower under a loan from Bank of America, N.A. in the original principal amount of $55,588,000. On September 28, 2001, the unpaid principal balance was $53,256,408. The loan is secured by a mortgage on the hotels and by related liens on their rents and profits, but is generally non-recourse to Residence Inn III LLC, as the borrower. As a result, the lender generally is required to enforce its liens on the hotels, and their rents and profits, instead of taking any actions against the borrower. The lender will have recourse against the borrower upon certain events, such as a violation by the borrower of its covenant not to (a) sell or transfer any of the hotels, or (b) permit other liens on the hotels or on their rents or profits.

   The loan is evidenced by a promissory note dated December 29, 1999. The promissory note has a stated annual interest rate of 8.08% and requires monthly payments of $489,067.76. The maturity date is January 1, 2010. A balloon payment in the amount of approximately $35.4 million is scheduled to be due at maturity.

   At the request of the lender, we have agreed, in our capacity as a principal of the borrower, that the limited recourse provisions of the promissory note also will apply to us. The same agreement has been made by Apple Suites Advisors, Inc., which is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer. Apple Suites Advisors, Inc. will be released from the promissory note, however, if the debt service coverage ratio for the loan reaches a specified target. These agreements by us and by Apple Suites Advisors, Inc. were executed in connection with a consent agreement, which is one of the material contracts described in the next section.

   We expect that revenues from the hotels will be sufficient to make monthly payments under the promissory note. If hotel revenues are not sufficient, we could lose the hotels through foreclosure. In addition, if our non-recourse protection is not available under the terms of the promissory note, we may be required to use the proceeds from our ongoing offering (or other funds available to us) to make payments to the lender.

   While the loan remains outstanding, certain covenants apply to Residence Inn III LLC, as the borrower. Among other things, these covenants (a) prohibit the borrower from engaging in any business that is not related to the hotels or the loan, (b) require the borrower to maintain a separate legal identity, (c) restrict the transfer of ownership interests in the borrower or the hotels, and
(d) limit the extent to which the organizational documents of the borrower may be modified. In addition, the lender has required us to appoint two independent directors for Crestline Res III Corporation, which is the independent managing member of the borrower.

Other Actions

   The hotels have been leased by their direct owner, Residence Inn III LLC, to Apple Hospitality Management, Inc., which is one of our wholly-owned subsidiaries. The hotels are being managed by Residence Inn By Marriott, Inc. These actions were taken in accordance with a master hotel lease agreement and an amended management agreement, which are among the material contracts described in the next section.

                         SUMMARY OF MATERIAL CONTRACTS

Amended Purchase Agreement

   The acquisition described above was the result of an amended purchase agreement. The original agreement was dated as of May 18, 2001 and was modified by amendments dated as of July 30, 2001 and August 31, 2001. In particular, the last amendment provided for our acquisition of Marriott Residence Inn USA Limited Partnership, which occurred effective September 7, 2001. This structure was different than the one reflected in the original agreement and the prior supplement, which described a potential acquisition of the hotels themselves. The prior supplement is entirely superseded and replaced by this supplement.

Consent Agreement and Environmental Indemnity

   By acquiring Marriott Residence Inn USA Limited Partnership, we acquired control of Residence Inn III LLC, which is the borrower under a loan from Bank of America, N.A., as described above. Consent to the acquisition and change of control was granted on behalf of the lender in a consent and amendment agreement with release dated as of September 28, 2001. In return, we and Apple Suites Advisors, Inc. agreed to the limited recourse provisions of the promissory note involved.

   In a separate environmental indemnity agreement dated as of September 28, 2001, we and Apple Suites Advisors, Inc. agreed to indemnify the lender and related parties against the presence or release of hazardous materials at the hotels. Payments of indemnification, if any, are due on demand and will accrue interest at the rate provided in the promissory note, plus 4%, if not paid within 30 days of the demand.

Master Hotel Lease Agreement

   One of our wholly-owned subsidiaries, Apple Hospitality Management, Inc., a qualified taxable REIT subsidiary, has leased the hotels from their direct owner, Residence Inn III LLC, under a master hotel lease agreement dated as of September 28, 2001. The agreement provides for an initial term of 10 years. Apple Hospitality Management, Inc. has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. The master hotel lease agreement provides that Apple Hospitality Management, Inc. will pay an annual base rent, a quarterly percentage rent and a quarterly sundry rent. Each type of rent is explained below.

   Annual base rent is payable in advance in equal monthly installments. The base rent will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The lease commencement date for the properties is deemed to be as of September 7, 2001. The base rents for the hotels range from $443,102 to $1,183,831.

   Percentage rent is payable quarterly. Percentage rent depends on a formula that compares fixed "suite revenue breakpoints" with a portion of "suite revenue," which is equal to gross revenue from suite rentals less sales and room taxes, credit card fees and sundry rent (as described below). The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus (b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date.

   The sundry rent is payable quarterly and equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

Amended Management Agreement

   Our hotels are being managed by Residence Inn by Marriott, Inc. under an amended and restated management agreement, dated as of September 28, 2001, with Apple Hospitality Management, Inc. The amended management agreement is similar to the management agreement that applied to the hotels before our acquisition occurred. Management services include supervising the operation of the hotels and collecting revenues from their operation for the benefit of Apple Hospitality Management, Inc.

   The initial term of the amended management agreement will continue until December 30, 2011. The term will be renewed for five periods of ten years each, provided that an event of default by the manager, Residence Inn by Marriott, Inc., has not occurred. The manager may elect not to renew for an additional term by giving notice to Apple Hospitality Management, Inc. at least 18 months before the expiration of the current term. Such non-renewal by the manager may apply to one or more of the hotels.

   Apple Hospitality Management, Inc. may terminate the amended management agreement with respect to all of the hotels if the total operating profit for any consecutive period of two fiscal years does not reach a specified minimum amount. Written notice of any such termination must be delivered to the manager no later than 60 days after the receipt by Apple Hospitality Management, Inc. of the annual accounting for the second fiscal year. The manager has the option to avoid such termination by advancing the amount of any deficiency in operating profit to Apple Hospitality Management, Inc. within 60 days after the manager's receipt of the termination notice.

   The manager will receive a management fee for its services. The total management fee consists of (a) a base management fee calculated on the basis of gross revenues, (b) a Residence Inn system fee calculated on the basis of suite revenues, and (c) an incentive management fee calculated on the basis of operating profit. The formulas for these fees are complex and are the result of arms-length negotiations.

   The manager also has a right of first refusal for any purchase or lease of the hotels. If Residence Inn III LLC, as the direct owner of the hotels, receives a bona fide written purchase or lease offer for any one or more of them, Apple Hospitality Management, Inc. must cause Residence Inn III LLC to give prior notice to the manager, who will then have 30 days in which to exercise its right of first refusal. Any such purchase or lease of the hotels by the manager would occur on the terms and conditions set forth in the bona fide offer. The amended management agreement would remain in effect as to any other hotels.

Owner Agreement

   In an owner agreement dated as of September 28, 2001, the manager under the amended management agreement granted its consent to the master hotel lease agreement. In addition, Residence Inn III LLC, as the direct owner of the hotels, agreed to guaranty the performance of the obligations, including monetary obligations, of Apple Hospitality Management, Inc. under the amended management agreement.

Non-Disturbance Agreement

   A non-disturbance agreement and consent of manager, dated as of September 28, 2001, was entered into by Apple Hospitality Management, Inc., Residence Inn III LLC (as the direct owner of the hotels and the borrower under the loan described above), Residence Inn by Marriott, Inc. (as the manager under the amended management agreement) and a representative of the lender for the loan described above. This agreement generally provides that the amended management agreement is subordinate to the loan documents. For example, if an event of default occurs under the loan documents, the lender has the right to receive
(a) an assignment of all rights of Apple Hospitality Management, Inc. in the amended management agreement, and (b) all rents, profits and other revenues collected by the manager and otherwise payable to Apple Hospitality Management, Inc. under the amended management agreement.

                                OUR PROPERTIES

   All of our hotels are part of the Residence Inn(R) by Marriott(R) franchise. Each hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. Business travel is responsible for a significant portion of the occupancy at the hotels. The effects that the terrorist attacks in the United States on September 11, 2001 and related military action may have on business travel in general and our hotels in particular cannot be determined at this time. We do not know how these events will affect economic conditions in general or in our primary market areas in particular, nor how they will affect the travel industry in general or in our primary market areas in particular. The hotels are located in developed areas in competitive markets. We believe the hotels are well-positioned to compete in these markets based on their location, amenities, rate structure and franchise affiliation. In the opinion of management, all of the hotels are adequately covered by insurance. Further information about the hotels is presented below.

                               TABLE 1. Summary

                                        Number Average Daily
                                          of   Rate per Suite
Hotel (1)                     State     Suites  in 2001 (2)
---------                 ------------- ------ --------------
Montgomery............... Alabama          94     $ 83.54
Bakersfield.............. California      114       91.57
Concord-Pleasant Hill.... California      126      135.63
San Ramon................ California      106      154.56
Meriden.................. Connecticut     106      108.34
Atlanta Airport-Hapeville Georgia         126      103.84
Boston-Tewksbury......... Massachusetts   130      117.01
Cincinnati-Blue Ash...... Ohio            118       89.43
Dallas-Las Colinas....... Texas           120      105.65
Houston-Clear Lake....... Texas           110       89.26
                                        -----     -------
       Total....................       1,150     $107.88

Notes for Table 1:

(1)Hotel names are shown as they appear on the Residence Inn(R) website at www.residenceinn.com. The hotels opened during 1989 or 1990.
(2)Amounts are based on operations from January 1, 2001 through August 10, 2001. Rates for the entire year will not necessarily be comparable. The total average is not adjusted for the varying number of suites per hotel.

                   TABLE 2. Tax and Improvement Information

                                         Real   2002 Budgeted 2002 Budgeted Depreciation -
                           Real Prop.  Property  Improvement  Prop. Tax on     Federal
Hotel                     Tax Rate (1)   Tax      Cost (2)     Improv. (3)  Tax Basis (4)
-----                     ------------ -------- ------------- ------------- --------------
Montgomery...............  0.0345      $ 53,845   $175,800       $1,213      $ 5,442,558
Bakersfield*.............  0.01149189    83,224    207,900        2,516        7,742,287
Concord-Pleasant Hill*...  0.010065      83,169    146,300        1,565       15,465,301
San Ramon................  0.010314     130,073    164,500        1,958       14,085,687
Meriden..................  0.04040001   105,065     88,800        2,513        6,946,870
Atlanta Airport-Hapeville  0.04409      143,790    283,100        4,983        7,710,287
Boston-Tewksbury.........  0.02123      188,552    220,000        4,664       11,458,812
Cincinnati-Blue Ash*.....  0.06050035   166,225    155,000        3,286        5,668,490
Dallas-Las Colinas*......  0.0266737    212,856    220,800        5,895        6,863,088
Houston-Clear Lake*......  0.0333386    197,564    197,500        6,577        6,283,657

Notes for Table 2:

(1)Property tax rate for each hotel is an aggregate figure for county, city and other local taxing authorities (as applicable). Information is for calendar year 2001, although properties with asterisks in the first column have estimated values based on 2000 taxes. Levies and bonds were added to real property taxes in 2000 as follows: for Bakersfield--$4,588.44, for San Ramon--$19,930.24, and for Pleasant Hill--$4,915.55 and $17,817.34.
(2)Improvement costs are based on operating budgets for 2002.
(3)Tax amount shown is based on a portion of the indicated improvement. The percentage needed to determine the taxable portion varies by state and locality.
(4)Amounts are for the depreciable real property component of the hotel. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of the hotel.

                        TABLE 3. Operating Information

                          Avg. Daily Occupancy Rates (%) (1)   Revenue per Available Suite ($) (2)
                          ---------------------------------- ---------------------------------------
Hotel                      1997   1998   1999   2000   2001   1997    1998    1999    2000    2001
-----                     ----   ----   ----   ----   ----   ------- ------- ------- ------- -------
Montgomery............... 84.7   82.4   78.8   81.4   87.7   $ 68.11 $ 67.53 $ 65.41 $ 66.73 $ 73.23
Bakersfield.............. 83.2   85.6   83.3   86.0   88.1     68.13   73.38   71.57   73.70   80.64
Concord-Pleasant Hill.... 90.0   86.5   90.2   91.7   86.5     91.05   94.43   97.92  108.49  117.29
San Ramon................ 92.1   87.8   90.2   89.9   84.6    109.99  116.27  112.30  118.64  130.72
Meriden.................. 86.5   85.8   87.9   85.8   81.7     76.23   81.74   89.76   93.30   88.48
Atlanta Airport-Hapeville 82.0   88.4   85.2   87.6   88.0     69.46   79.49   80.63   83.97   91.34
Boston-Tewksbury......... 91.1   87.2   91.7   88.0   82.1     96.16   89.44  101.49  108.38   96.08
Cincinnati-Blue Ash...... 87.9   86.1   85.9   76.2   68.9     69.16   72.02   87.34   74.49   61.65
Dallas-Las Colinas....... 88.5   88.5   81.3   84.6   82.8     83.16   86.38   83.76   85.91   87.44
Houston-Clear Lake....... 90.0   87.4   85.7   87.2   93.5     84.03   84.61   80.33   79.12   83.46

Notes for Table 3:

(1)Percentage for 2001 is based on occupancy from January 1, 2001 through August 10, 2001. Occupancy rates for the entire year will not necessarily be comparable.
(2)Amounts for 2001 are annualized based on revenue from January 1, 2001 through August 10, 2001.

                            SELECTED FINANCIAL DATA

                          Apple Hospitality Two, Inc.
                     January 17, 2001 to June 30, 2001 (b)


--------------------------------------------------------------------------------

Revenues:
Interest income.................................. $    635,526
Expenses:
General and administrative....................... $     53,298
                                                  ------------
Net income....................................... $    582,228
----------------------------------------------------------------
Per Share
Earnings per share--basic and diluted............ $       0.36
Weighted average common shares outstanding--basic    1,627,712
----------------------------------------------------------------
Balance Sheet Data at June 30, 2001:
   Cash and cash equivalents..................... $ 11,047,830
   Total assets.................................. $ 59,787,902
   Shareholders' equity.......................... $ 59,642,099
   Common shares outstanding.....................    6,781,348
Other data:
Cash flow from:
   Operating activities.......................... $    (11,041)
   Investing activities.......................... $(48,001,000)
   Financing activities.......................... $ 59,059,771
Number of hotels owned at end of period..........           --
----------------------------------------------------------------
Funds From Operations Calculation
Funds from Operation (a)......................... $    582,228
----------------------------------------------------------------

(a)Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles-GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company's activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

(b)The Company was initially capitalized on January 17, 2001; however, operations did not commence until May 1, 2001.

                                    EXPERTS

   The financial statements for Marriott Residence Inn USA Limited Partnership and for Residence Inn III LLC included herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   In December 1999, Marriott Residence Inn USA Limited Partnership contributed the assets and liabilities represented by 10 of its 11 hotels to Residence Inn III LLC. In February 2000, that partnership sold the one remaining hotel not contributed to Residence Inn III LLC. On September 28, 2001, all assets and liabilities of Marriott Residence Inn USA Limited Partnership were held in Residence Inn III LLC. The audited financial statements of Marriott Residence Inn USA Limited Partnership included herein for the year ended December 31, 1998 reflect the results of operations of the 11 original hotels, and the audited financial statements of Residence Inn III LLC for the years ended December 31, 2000 and 1999 and the unaudited financial statements for the period ended June 15, 2001 reflect the results of operations of the 10 hotels acquired by us.

                  (Remainder of Page is Intentionally Blank)

                         INDEX TO FINANCIAL STATEMENTS

Residence Inn III LLC
Condensed Balance Sheet as of June 15, 2001 (unaudited)............................  F-2
Condensed Statement of Operations and Member's Equity
For the Twenty-Four Weeks Ended June 15, 2001 (unaudited)..........................  F-3
Condensed Statement of Cash Flows
For the Twenty-Four Weeks Ended June 15, 2001 (unaudited)..........................  F-4
Notes to Condensed Financial Statements (unaudited)................................  F-5
Report of Independent Public Accountants...........................................  F-6
Balance Sheets as of December 29, 2000 and December 31, 1999.......................  F-7
Statements of Operations and Member's Equity
For the Fiscal Years Ended December 29, 2000 and December 31, 1999.................  F-8
Statements of Cash Flows
For the Fiscal Years Ended December 29, 2000 and December 31, 1999.................  F-9
Notes to Financial Statements...................................................... F-10

Marriott Residence Inn USA Limited Partnership
Report of Independent Public Accountants........................................... F-15
Statement of Operations For the Year Ended December 31, 1998....................... F-16
Statement of Changes in Partners' Capital
For the Year Ended December 31, 1998............................................... F-17
Statement of Cash Flows For the Year Ended December 31, 1998....................... F-18
Notes to Financial Statements...................................................... F-19

Apple Hospitality Two, Inc.
Pro Forma Condensed Consolidated Balance Sheet As of June 30, 2001 (unaudited)..... F-25
Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)................ F-26
Pro Forma Condensed Consolidated Statements of Operations
For the Year Ended December 31, 2000 and the Period Ended June 30, 2001 (unaudited) F-27
Notes to Pro Forma Condensed Consolidated Statement of Operations (unaudited)...... F-29

                             RESIDENCE INN III LLC
                            CONDENSED BALANCE SHEET
                              As of June 15, 2001
                           (unaudited, in thousands)

                 ASSETS

Property and equipment, net.............. $87,151
Mortgage escrow reserves.................   4,096
Due from Residence Inn by Marriott, Inc..   1,623
Other assets.............................   1,492
Cash and cash equivalents................   3,722
                                          -------
   Total assets.......................... $98,084
                                          =======
        LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses.... $   563
Deferred incentive management fees.......   1,486
Mortgage debt............................  53,619
                                          -------
   Total liabilities.....................  55,668
                                          -------
Member's equity..........................  42,416
                                          -------
   Total liabilities and member's equity. $98,084
                                          =======



  The accompanying notes are an integral part of these financial statements.

                             RESIDENCE INN III LLC
             CONDENSED STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
                     Twenty-Four Weeks Ended June 15, 2001
                           (unaudited, in thousands)

       REVENUES
          Suites................................................ $17,504
          Other operating departments...........................     767
                                                                 -------
                 Total revenues.................................  18,271
                                                                 -------
       OPERATING COSTS AND EXPENSES
          Property-level costs and expenses.....................
              Suites............................................   3,579
              Other operating departments.......................     372
              Other operating expenses..........................   4,577
                                                                 -------
                 Total property-level costs and expenses........   8,528
          Depreciation and amortization.........................   1,973
          Residence Inn system fee..............................     700
          Property taxes........................................     738
          Incentive management fee..............................     571
          Base management fee...................................     365
          Equipment rent and other..............................     340
                                                                 -------
                 Total operating costs and expenses.............  13,215
                                                                 -------
       OPERATING PROFIT.........................................   5,056
          Interest expense......................................  (2,090)
          Interest income.......................................     148
          General and administrative expenses...................    (139)
                                                                 -------
       NET INCOME...............................................   2,975
       Beginning member's equity................................  35,148
       Capital contributions....................................  11,571
       Distributions to member..................................  (7,278)
                                                                 -------
       Ending member's equity................................... $42,416
                                                                 =======


  The accompanying notes are an integral part of these financial statements.

                             RESIDENCE INN III LLC
                       CONDENSED STATEMENT OF CASH FLOWS
                     Twenty-Four Weeks Ended June 15, 2001
                           (unaudited, in thousands)

CASH FLOW FROM OPERATIONS......................... $ 8,663
                                                   -------
INVESTING ACTIVITIES
   Additions to property and equipment............  (1,116)
   Change in property improvement mortgage escrow.    (287)
                                                   -------
       Cash used in investing activities..........  (1,403)
                                                   -------
FINANCING ACTIVITIES
   Distributions..................................  (7,278)
   Repayments of debt.............................    (616)
                                                   -------
       Cash used in financing activities..........  (7,894)
                                                   -------
DECREASE IN CASH AND CASH EQUIVALENTS.............    (634)
CASH AND CASH EQUIVALENTS, beginning of period....   4,356
                                                   -------
CASH AND CASH EQUIVALENTS, end of period.......... $ 3,722
                                                   =======
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
   Push-down of Crestline Capital's basis......... $ 7,885
                                                   =======



  The accompanying notes are an integral part of these financial statements.

                             RESIDENCE INN III LLC
                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Residence Inn III LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Marriott Residence Inn USA Limited Partnership (the "Partnership"). Crestline Capital Corporation ("Crestline Capital") indirectly owns all of the partnership interests in the Partnership.

   The Company is the owner of ten Residence Inn hotels that are located in seven states and have a total of 1,150 suites. The inns are managed by Residence Inn by Marriott, Inc., a wholly owned subsidiary of Marriott International, Inc.

   The accompanying condensed financial statements of the Company have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the annual audited financial statements and notes thereto for the fiscal year ended December 29, 2000.

   In the opinion of the Company, the accompanying unaudited condensed financial statements reflect all adjustments (which include only normal and recurring adjustments) necessary to present fairly the financial position of the Company as of June 15, 2001 and the results of operations and cash flows for the twenty-four weeks ended June 15, 2001. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations.

2. On March 23, 2001, Crestline Capital indirectly acquired the remaining 18% limited partnership interest in the Partnership for $11.4 million plus closing costs of $171,000. The purchase price of the limited partnership interests approximated fair value, and accordingly, no portion of the purchase price has been expensed. The purchase price of the limited partnership interests by Crestline Capital were pushed down to these financial statements resulting in a step-up in the assets to fair value.

3. During the second quarter, Crestline Capital entered into an agreement to sell the Partnership's membership interest in the Company to Apple Hospitality Two, Inc. (the "Buyer") for total consideration of $119 million, including approximately $54 million of debt that will be assumed by the Buyer. The transaction is expected to close in the third quarter of 2001 and is subject to customary closing conditions. The Buyer made a $47 million loan to Crestline Capital during the second quarter. The loan bears interest at 12% and is due upon the earlier of the closing of the transaction or August 31, 2001.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Residence Inn III LLC:

   We have audited the accompanying balance sheets of Residence Inn III LLC, a Delaware limited liability company, as of December 29, 2000 and December 31, 1999, and the related statements of operations and member's equity and cash flows for the fiscal years then ended. These financial statements are the responsibility of Residence Inn III LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Residence Inn III LLC as of December 29, 2000 and December 31, 1999 and the results of its operations and its cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Vienna, Virginia
February 23, 2001

                             RESIDENCE INN III LLC
                                BALANCE SHEETS
                 As of December 29, 2000 and December 31, 1999
                                (in thousands)

                          ASSETS
                                                          2000    1999
                                                         ------- -------
       Property and equipment, net...................... $80,123 $81,085
       Property improvement fund........................      --   1,486
       Mortgage escrow reserves.........................   4,042   2,393
       Due from Residence Inn by Marriott, Inc..........   1,389   1,202
       Other assets.....................................   1,623   1,563
       Cash and cash equivalents........................   4,356      --
                                                         ------- -------
              Total assets.............................. $91,533 $87,729
                                                         ======= =======

                 LIABILITIES AND MEMBER'S EQUITY
       Accounts payable and accrued expenses............ $   761 $   232
       Deferred incentive management fees...............   1,389   1,269
       Mortgage debt....................................  54,235  55,588
                                                         ------- -------
              Total liabilities.........................  56,385  57,089
                                                         ------- -------
       Member's equity..................................  35,148  30,640
                                                         ------- -------
              Total liabilities and member's equity..... $91,533 $87,729
                                                         ======= =======



  The accompanying notes are an integral part of these financial statements.

                             RESIDENCE INN III LLC
                 STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
          Fiscal Years Ended December 29, 2000 and December 31, 1999
                                (in thousands)

                                                           2000     1999
                                                          -------  -------
REVENUES
   Suites................................................ $37,595  $36,235
   Other operating departments...........................   1,770    1,768
                                                          -------  -------
          Total revenues.................................  39,365   38,003
                                                          -------  -------
OPERATING COSTS AND EXPENSES
   Property-level costs and expenses.....................
       Suites............................................   7,846    7,466
       Other operating departments.......................     873      800
       Other operating expenses..........................   9,724    9,573
                                                          -------  -------
          Total property-level costs and expenses........  18,443   17,839
   Depreciation and amortization.........................   3,906    3,402
   Residence Inn system fee..............................   1,504    1,449
   Property taxes........................................   1,409    1,383
   Incentive management fee..............................   1,209    1,107
   Base management fee...................................     787      760
   Equipment rent and other..............................     343      265
                                                          -------  -------
          Total operating costs and expenses.............  27,601   26,205
                                                          -------  -------
OPERATING PROFIT.........................................  11,764   11,798
   Interest expense......................................  (4,604)  (4,709)
   Interest income.......................................     395      347
   General and administrative expenses...................    (150)    (222)
                                                          -------  -------

NET INCOME...............................................   7,405    7,214

Beginning member's equity................................  30,640   23,426
Capital contributions....................................   1,892       --
Distributions to member..................................  (4,789)      --
                                                          -------  -------
Ending member's equity................................... $35,148  $30,640
                                                          =======  =======


  The accompanying notes are an integral part of these financial statements.

                             RESIDENCE INN III LLC
                           STATEMENTS OF CASH FLOWS
          Fiscal Years Ended December 29, 2000 and December 31, 1999
                                (in thousands)

                                                          2000      1999
                                                         -------  --------
    OPERATING ACTIVITIES
       Net income....................................... $ 7,405  $  7,214
       Noncash items:
           Depreciation and amortization................   3,906     3,402
           Amortization of deferred financing costs.....     113        89
       Working capital changes:
           Due from Residence Inn by Marriott, Inc......    (187)       22
           Other assets.................................    (409)     (590)
           Accounts payable and accrued expenses........     529       218
           Deferred incentive management fees...........     120       201
                                                         -------  --------
              Cash provided by operations...............  11,477    10,556
                                                         -------  --------
    INVESTING ACTIVITIES
       Additions to property and equipment..............  (2,901)   (1,671)
       Changes in property improvement fund, net........   1,486    (1,298)
       Change in property improvement mortgage escrow...  (1,283)       --
                                                         -------  --------
           Cash used in investing activities............  (2,698)   (2,969)
                                                         -------  --------
    FINANCING ACTIVITIES
       Capital contributions............................   1,892        --
       Distributions....................................  (4,789)       --
       Payment of financing costs.......................    (173)     (959)
       Change in financing reserves.....................      --      (978)
       Repayment of mortgage principal..................  (1,353)  (54,628)
       Issuances of debt................................      --    55,588
       Cash advances to parent..........................      --    (6,610)
                                                         -------  --------
           Cash used in financing activities............  (4,423)   (7,587)
                                                         -------  --------
    INCREASE IN CASH AND CASH EQUIVALENTS...............   4,356        --
    CASH AND CASH EQUIVALENTS, beginning of year........      --        --
                                                         -------  --------
    CASH AND CASH EQUIVALENTS, end of year.............. $ 4,356  $     --
                                                         =======  ========
    SUPPLEMENTAL DISCLOSURE OF CASH FLOW
      INFORMATION:
       Cash paid for interest........................... $ 4,516  $  4,685
                                                         =======  ========


  The accompanying notes are an integral part of these financial statements.

                             RESIDENCE INN III LLC

                         NOTES TO FINANCIAL STATEMENTS

Note 1. Organization

   Residence Inn III LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Marriott Residence Inn USA Limited Partnership (the "Partnership"). The Company was formed on December 10, 1999 as a special purpose entity to facilitate the refinancing of the Partnership's debt. The Partnership was the owner of 11 Residence Inn hotels. On December 29, 1999, the Partnership contributed the assets and liabilities of ten of its Residence Inn hotels (the "Inns") to the Company in conjunction with the Company entering into a new loan agreement. The proceeds from the Company's loan financing were used to repay the existing loan of the Partnership.

   The Company's Inns are located in seven states and have a total of 1,150 suites. The Inns are managed by Residence Inn by Marriott, Inc. (the "Manager"), a wholly owned subsidiary of Marriott International, Inc.

   The Partnership's contribution of the Inns to the Company was recorded in a manner similar to a pooling of interests whereby the historical basis of the assets and liabilities and the operating accounts of the Partnership are reflected in the Company's financial statements.

   On December 29, 1998, Host Marriott Corporation ("Host Marriott") completed its plan of reorganizing its business to qualify as a real estate investment trust ("REIT") by spinning-off to its shareholders its wholly owned subsidiary, Crestline Capital Corporation ("Crestline Capital"). On March 26, 1999, CCRI USA, LLC, a wholly owned subsidiary of Crestline Capital, purchased a 74% limited partner interest in the Partnership from a limited partner for $34,365,000 in cash. On May 12, 1999, CCRI USA, LLC purchased an additional 3% limited partnership interest from a limited partner for $1,600,000 in cash. On August 23, 1999, CC USAGP, LLC (the "General Partner"), a wholly owned subsidiary of Crestline Capital, purchased the 5% general partner interest in the Partnership from Host Marriott for $2,720,000 in cash.

   The acquisition by Crestline Capital of its interest in the Partnership has been accounted for by the purchase method of accounting in Crestline Capital's financial statements by allocating its purchase price to the assets purchased and liabilities assumed based on their fair values on the date of acquisition. In accordance with generally accepted accounting principles, the Partnership became substantially owned by Crestline Capital on August 23, 1999, the date Crestline Capital purchased the general partnership interest and increased its ownership percentage in the Partnership to over 80%. On that date, Crestline Capital's basis in the Partnership's assets and liabilities was pushed down to these financial statements resulting in a step-up in the assets to fair value.

   On February 18, 2000, the Partnership sold its one remaining hotel, the Raleigh Residence Inn, that was not contributed to the Company. Net proceeds from the sale approximated $6.2 million.

Note 2. Summary of Significant Accounting Policies

  Fiscal Year

   The Company's fiscal year ends on the Friday nearest December 31.

  Basis of Accounting

   The records are maintained on the accrual basis of accounting.

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Property and Equipment

   Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements   40 years
Furniture and equipment... 4-10 years

   Impairment of real estate properties is based on whether estimated undiscounted future cash flows from such properties on an individual property basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

  Deferred Financing Costs

   Deferred financing costs represent the costs incurred in connection with obtaining the mortgage debt and amendments and are amortized using the straight-line method, which approximates the effective interest method, over the term of the loan.

  Income Taxes

   No provision is made for federal and state income taxes since the member reports its share of the Company's taxable income, gains, losses, deductions and credits on its income tax returns and the Company has no obligation to pay the Partnership for its share of income taxes.


Note 3. Property and Equipment

   Property and equipment consists of the following (in thousands):

                               2000     1999
                              -------  -------
Land and improvements........ $14,082  $13,928
Building and improvements....  58,455   56,676
Furniture and equipment......  14,085   13,210
                              -------  -------
                               86,622   83,814
Less accumulated depreciation  (6,499)  (2,729)
                              -------  -------
                              $80,123  $81,085
                              =======  =======

Note 4. Debt

  Term Loan

   On December 30, 1991, the Partnership entered into a loan agreement with a life insurance company to provide $58,000,000 of non-recourse debt (the "Term Loan"). The Term Loan was amortized on the basis of a 25-year amortization schedule which commenced in March 1994 and matured on December 31, 1998. The Term Loan was evidenced by (i) promissory notes aggregating $31,000,000 (the "Fixed Rate Notes") which bore interest at a fixed rate of 9.66% per annum and
(ii) promissory notes aggregating $27,000,000 (the "Floating Rate Notes") which bore interest at 1.85 percentage points over the three-month London Interbank Offered Rate ("LIBOR").

   On December 31, 1998, the Term Loan was amended such that its maturity date was extended from December 31, 1998 to December 29, 1999. As a result of the Amendment, the Fixed Rate Notes and Floating Rate Notes were consolidated into a single indebtedness in the principal amount of $54,628,029 (the "Amended Term Loan"). The Amended Term Loan bore interest at 330 basis points over the three-month LIBOR (the "Contract Rate"). Beginning February 1, 1999, monthly principal payments of $75,000 were made on the Amended Term Loan, in addition to monthly interest payments calculated on the basis of the Contract Rate and the outstanding principal balance. All unpaid principal and interest was due at the maturity of the Amended Term Loan on December 29, 1999.

   The Amended Term Loan was secured by first mortgages on the fee or leasehold interest in the Inns, a security interest in all personal property associated with the Inns and an assignment of the Partnership's rights under the management agreement.

   On December 29, 1999 the Company entered into a new loan agreement (the "New Loan") with a financial institution to provide $55,588,000 of fixed rate, non-recourse debt financing with the proceeds from the issuance used to repay the Amended Term Loan and refinancing costs. The New Loan bears interest at 8.08% and has a scheduled maturity of January 1, 2010.

   The New Loan is secured by first mortgages on the fee or leasehold interest in the Inns, a security interest in all personal property associated with the Inns and assignment of the Company's rights under the management agreement.

   In connection with entering into the New Loan, the Company incurred $1,132,000 of financing costs which were capitalized and will be amortized over the term of the New Loan. As of December 29, 2000 and December 31, 1999, deferred financing costs totaled $1,019,000 and $959,000, respectively, net of accumulated amortization of $113,000 as of December 29, 2000 and were included in other assets on the accompanying balance sheets.

      Debt maturities at December 29, 2000 are as follows (in thousands):

2001...... $ 1,360
2002......   1,597
2003......   1,732
2004......   1,868
2005......   2,039
Thereafter  45,639
           -------
           $54,235
           =======

Note 5. Mortgage Escrow Reserves

   The mortgage escrow and property improvement reserves consist of the following as of December 29, 2000 and December 31, 1999 (in thousands):


                                                         2000   1999
                                                        ------ ------
Debt service reserves.................................. $1,029 $  978
Fixed asset reserves...................................  2,030    796
Real estate tax reserves...............................    983    619
                                                        ------ ------
                                                         4,042  2,393
Property improvement fund..............................     --  1,486
                                                        ------ ------
Total mortgage escrow and property improvement reserves $4,042 $3,879
                                                        ====== ======

   The debt service, fixed asset and real estate tax reserves consist of cash transferred into segregated escrow accounts out of revenues generated by the Company's Inns, pursuant to the Company's secured debt agreements. Funds from these reserves are periodically disbursed by the collateral agent to pay for debt service, capital expenditures and real estate taxes relating to the Inns.

Note 6. Estimated Fair Value of Financial Instruments

   The fair value of the mortgage debt is shown below (in thousands):

      2000             1999
---------------- ----------------
Carrying  Fair   Carrying  Fair
 Amount   Value   Amount   Value
 ------  ------- -------- -------
$54,235. $57,699 $55,588  $55,588

   The fair value of the mortgage debt is based on the expected future debt service discounted at a risk-adjusted rate. The fair value of all other financial assets and liabilities are assumed to equal their carrying amounts.

Note 7. Management Agreement

   Prior to the formation of the Company, the Inns were managed by the Manager pursuant to a management agreement between the Partnership and the Manager. In connection with the Partnership's contribution of the Company's Inns, the Company entered into a new management agreement on December 29, 1999 with the Manager for the ten Inns under terms substantially similar to the prior management agreement. The management agreement has an initial term expiring on December 30, 2011, and the Manager has the option to extend the agreement on one or more Inns for up to five 10-year terms. The Manager earns a base management fee equal to 2% of gross revenues. The Manager is also entitled to an incentive management fee equal to 20% of operating profit, as defined in the management agreement, in excess of $8,780,000 for each calendar year. The incentive management fee is payable out of 50% of cash flow from operations remaining after payment of debt service, provision for administrative expenses, retention by the Company of an owner's priority equal to 11% of the owner's investment, and payments of amounts due pursuant to any loans from the Company or the Manager or their affiliates. For fiscal years 2000 and 1999, $787,000 and $760,000, respectively, of base management fees and $1,209,000 and $1,107,000, respectively, of incentive management fees, respectively, were earned by the Manager for the Company's Inns. As of December 29, 2000 and December 31, 1999, $1,389,000 and $1,269,000, respectively, of incentive management fees were deferred.

   The management agreement also provides for a Residence Inn system fee equal to 4% of suite revenues. In addition, the Manager is reimbursed for each Inn's pro rata share of the actual costs and expenses incurred in providing certain services ("Chain Services") on a central or regional basis to all hotels operated by the Manager. As franchiser of the Residence Inn by Marriott system, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, promotional and public relations materials and programs and the operation of a toll-free reservation system. Each Inn contributes 2.5% of suite revenues to the marketing fund. For fiscal years 2000 and 1999, Residence Inn system fees totaled $1,504,000 and $1,449,000, respectively, reimbursements of Chain Services totaled $846,000 and $859,000, respectively, and contributions to the marketing fund totaled $940,000 and $906,000, respectively, for the Inns. The Company is also required to provide the Manager with working capital to meet the operating needs of the Inns. As of December 29, 2000 and December 31, 1999, $571,000 and $584,000, respectively, had been advanced to the Manager for working capital and is included in the due from Residence Inn by Marriott, Inc. on the accompanying balance sheets.

   The management agreement also provides for the establishment of a property improvement fund for the Inns. Contributions to the property improvement fund are equal to 5% of gross revenues of each Inn. For fiscal years 2000 and 1999, contributions to the property improvement fund totaled $1,968,000 and $1,900,000, respectively.

Note 8. Meriden Ground Lease

   One of the Inns, the Meriden Residence Inn, is subject to a ground lease. The initial term of the ground lease will expire on August 14, 2013. The Company will have the option to extend the term thereof for up to ten consecutive periods of five years each . Rent for the initial term was prepaid and is amortized on a straight-line basis over the initial term of the lease. Rent after the initial term will be prepaid in varying amounts at the beginning of each applicable extended term. As of December 29, 2000 and December 31, 1999, prepaid ground rent, which is included in other assets on the accompanying balance sheets, was $559,000 and $604,000, respectively, net of the accumulated amortization of $641,000 and $596,000, respectively.

Note 9. Related Party Transactions

   The Company reimburses Crestline Capital for general and administrative costs incurred on behalf of the Company which amount to $113,000 and $112,000 in 2000 and 1999, respectively. These amounts are charged based on direct costs incurred by Crestline Capital on behalf of the Company or on level efforts performed by Crestline Capital employees for accounting and administrative services provided to the Company. As of December 29, 2000 and December 31, 1999, amounts due to Crestline Capital totaled $342,000 and $59,000, which is included in accounts payable and accrued expenses on the accompanying balance sheets.

Note 10. Subsequent Event

   On March 23, 2001, CCRI USA, LLC purchased the remaining 18% limited partnership interest in the Partnership for $11,400,000. As a result of that transaction, Crestline Capital, through its wholly owned subsidiaries, owns 100% of the Partnership.

Note 11. Sale of the Inns (unaudited), Subsequent to Date of Auditor's Report

   On September 28, 2001, the Company sold the remaining Residence Inn hotels for a purchase price of approximately $119 million.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Limited Partners of Marriott Residence Inn USA Limited Partnership:

   We have audited the accompanying statements of operations, changes in partners' capital and cash flows of Marriott Residence Inn USA Limited Partnership (a Delaware limited partnership) for the year ended December 31, 1998. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and its cash flows of Marriott Residence Inn USA Limited Partnership for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

   As discussed in Note 2 to the financial statements, the Partnership has given retroactive effect to the change to include property-level revenues and operating expenses of its inns in the statement of operations.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
May 18, 1999

                MARRIOTT RESIDENCE INN USA LIMITED PARTNERSHIP

                            STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 1998

                                                             1998
                                                          -----------
REVENUES
   Suites................................................ $38,766,657
   Other operating departments...........................   1,997,330
                                                          -----------
          Total revenues.................................  40,763,987
                                                          -----------
OPERATING COSTS AND EXPENSES
   Property-level costs and expenses
       Suites............................................   8,020,529
       Other operating departments.......................     972,812
       Other Inn operating expenses......................  10,515,512
                                                          -----------
          Total property-level costs and expenses........  19,508,853
   Depreciation and amortization.........................   4,293,394
   Residence Inn system fee..............................   1,550,666
   Property taxes........................................   1,514,981
   Incentive management fee..............................   1,081,786
   Base management fee...................................     815,280
   Equipment rent and other..............................     680,167
                                                          -----------
          Total operating costs and expenses.............  29,445,127
                                                          -----------
OPERATING PROFIT.........................................  11,318,860
   Interest expense......................................  (5,697,301)
   Interest income.......................................     264,737
                                                          -----------
NET INCOME............................................... $ 5,886,296
                                                          ===========
ALLOCATION OF NET INCOME
   General Partner.......................................     294,315
   Limited Partners......................................   5,591,981
                                                          -----------
                                                          $ 5,886,296
                                                          ===========
NET INCOME PER LIMITED PARTNER UNIT
   (608 Units)........................................... $     9,197
                                                          ===========

   The accompanying notes are an integral part of this financial statement.

                MARRIOTT RESIDENCE INN USA LIMITED PARTNERSHIP

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                     For the Year Ended December 31, 1998

                            General     Limited
                            Partner     Partners       Total
                           ----------  -----------  -----------
Balance, December 31, 1997 $3,423,423  $26,016,472  $29,439,895
   Capital distributions..   (416,000)  (4,438,405)  (4,854,405)
   Net Income.............    294,315    5,591,981    5,886,296
                           ----------  -----------  -----------
Balance, December 31, 1998 $3,301,738  $27,170,048  $30,471,786
                           ==========  ===========  ===========

   The accompanying notes are an integral part of this financial statement.

                MARRIOTT RESIDENCE INN USA LIMITED PARTNERSHIP

                            STATEMENT OF CASH FLOWS
                     For the Year Ended December 31, 1998

                                                                               1998
                                                                            -----------
OPERATING ACTIVITIES
   Net Income.............................................................. $ 5,886,296
   Noncash items:
       Depreciation and amortization.......................................   4,293,394
       Amortization of deferred financing costs as interest expense........     385,678
Working capital changes:
   Due from Residence Inn by Marriott, Inc.................................    (308,700)
   Accounts payable and accrued expenses...................................     177,369
                                                                            -----------
          Cash provided by operations......................................  10,434,037
                                                                            -----------
INVESTING ACTIVITIES
   Additions to property and equipment.....................................  (1,442,258)
   Change in restricted cash...............................................          --
   Changes in property improvement fund, net...............................    (439,106)
                                                                            -----------
          Cash (used in) provided by investing activities..................  (1,881,364)
                                                                            -----------
FINANCING ACTIVITIES
   Capital distributions...................................................  (4,854,405)
   Payment of financing costs..............................................     (88,782)
   Repayment of mortgage principal.........................................    (837,013)
   (Repayments of) proceeds from note payable to Host Marriott Corporation.          --
                                                                            -----------
          Cash used in financing activities................................  (5,780,200)
                                                                            -----------
INCREASE IN CASH AND CASH EQUIVALENTS......................................   2,772,473
CASH AND CASH EQUIVALENTS, Beginning of year...............................   3,701,029
                                                                            -----------
CASH AND CASH EQUIVALENTS, end of year..................................... $ 6,473,502
                                                                            ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
       Cash paid for interest.............................................. $ 5,758,000
                                                                            ===========

   The accompanying notes are an integral part of this financial statement.

                MARRIOTT RESIDENCE INN USA LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS

Note 1. The Partnership

  Description of the Partnership

   Marriott Residence Inn USA Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed to acquire, own and operate 11 Residence Inn by Marriott hotels (the "Inns"). The Inns are located in eight states and have a total of 1,294 suites. The Inns are managed by Residence Inn by Marriott, Inc. (the "Manager"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"), as part of the Residence Inn by Marriott hotel system.

   The Partnership was formed on August 21, 1991 and operations commenced on December 30, 1991 (the "Closing Date"). On the Closing Date, the Inns were contributed to the Partnership pursuant to the terms of a contribution agreement between Host Marriott, the Manager, several wholly-owned subsidiaries of Host Marriott (collectively, the "Contributing Limited Partners") and the Partnership. In consideration for their contribution, the Contributing Limited Partners received 608 limited partner interests ("Units"), representing a 95% interest, and the proceeds of a $58,000,000 mortgage loan (see Note 5). The General Partner contributed $3,200,000 for a 5% interest in the Partnership.

   On June 30, 1992 (the "Initial Equity Closing Date"), the Contributing Limited Partners transferred 170 Units to non-Host Marriott investors. All remaining Units were transferred between December 31, 1992 and December 2, 1994. For U.S. Federal income tax reporting purposes (IRC Section 708(b)(1)(B)), a termination of the Partnership occurred on March 15, 1993 (the "Remeasurement Date") as a result of the sale of 50% of the interests in the Partnership's capital and profits in the previous twelve months. As a result of the termination, for tax purposes, the Partnership was treated as distributing its properties to the partners who immediately thereafter contributed the properties to a new partnership. There were no adjustments made to these financial statements as a result of this termination. However, on a tax basis, under applicable U.S. Federal income tax regulations, the carrying value of the property and equipment were adjusted to reflect its fair market value on the Remeasurement Date.

   On April 17, 1998, Host Marriott Corporation ("Host Marriott"), the parent of RIBM Three LLC, the sole general partner of the partnership (the "General Partner"), announced that its Board of Directors authorized the Company to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999 (the "REIT Conversion"). On December 29, 1998, Host Marriott announced that it had completed substantially all the steps necessary to complete the REIT Conversion, including spinning off Crestline Capital Corporation, to the shareholders of Host Marriott, ("Crestline Capital") and expected to qualify as a REIT under the applicable Federal income tax laws beginning January 1, 1999. Subsequent to the REIT Conversion, Host Marriott is referred to as Host REIT. In connection with the REIT Conversion, Host REIT contributed substantially all of its hotel assets to a newly formed partnership, Host Marriott L.P. ("Host LP").

   On December 24, 1998, in connection with Host Marriott's conversion to a real estate investment trust (the "Conversion"), the name of the general partner changed from Marriott RIBM Three Corporation to RIBM Three LLC. Prior to the Conversion, the General Partner was a wholly-owned subsidiary of Host Marriott. Pursuant to the Conversion, Host Marriott contributed a 1% Class A managing interest in the General Partner to Host Marriott L.P., and a 99% Class B interest in the General Partner to Rockledge Hotel Properties, Inc., a non-controlled subsidiary of Host Marriott L.P. In March 1999, Crestline Capital purchased a 74% limited partner interest in the Partnership for $34.4 million from the limited partners.

  Partnership Allocations and Distributions

   Pursuant to the terms of the partnership agreement, Partnership allocations, for U.S. Federal income tax purposes, and distributions subsequent to the Initial Equity Closing Date are generally made as follows:

    a. Cash available for distribution will generally be distributed (i) first, 100% to the limited partners, until the limited partners have received, with respect to such year, an amount equal to 11% of their average daily outstanding Net Invested Capital, defined as the excess of capital contributions over cumulative distributions of net refinancing and/or sales proceeds ("Capital Receipts"); (ii) second, 100% to the General Partner until the General Partner has received, with respect to such year, an amount equal to 11% of Net Invested Capital; (iii) third, 5% to the General Partner and 95% to the limited partners, until the partners have received cumulative distributions of Capital Receipts equal to the partners' capital contributions; and (iv) thereafter, 15% to the General Partner and 85% to the limited partners.

    b. Capital Receipts not retained by the Partnership will be distributed (i) first, 100% to the limited partners until the limited partners have received an amount equal to the unpaid portion of a 14% return on Net Invested Capital; (ii) second, 100% to the limited partners until the partners have received cumulative distributions of Capital Receipts equal to their capital contributions; (iii) third, 100% to the General Partner until the General Partner has received an amount equal to the unpaid portion of a 14% return on Net Invested Capital; (iv) fourth, 100% to the General Partner until the General Partner has received cumulative distributions of Capital Receipts equal to its capital contribution; and (v) thereafter, 15% to the General Partner and 85% to the limited partners.

    c. Proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the partners in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

    d. Net profits will generally be allocated to the partners in proportion to the distributions of cash available for distribution; however, the General Partner will not be allocated less than 1%.

    e. Net losses will generally be allocated 5% to the General Partner and 95% to the limited partners.

    f. Gain recognized by the Partnership will generally be allocated (i) first, to all partners whose capital accounts have negative balances until such balances are brought to zero; (ii) next, to all partners in the amount necessary to bring their respective capital account balances to an amount equal to their Net Invested Capital plus a 14% return on Net Invested Capital; and (iii) thereafter, in amounts necessary to bring the ratio of the General Partner and limited partners' capital account balances in excess of capital priority amounts, as defined, to 15% and 85%, respectively.

    g. Losses recognized by the Partnership will generally be allocated (i) first, 85% to limited partners and 15% to the General Partner until positive capital account balances in excess of capital priority amounts, as defined, have been eliminated; (ii) next, to all partners whose capital accounts have positive balances until such balances have been eliminated; and (iii) thereafter, 100% to the General Partner.

   For financial reporting purposes, net profits and losses are allocated among partners based upon their stated interests in cash available for distributions.

Note 2. Summary of Significant Accounting Policies

  Basis of Accounting

   The Partnership's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

  Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

   The Partnership considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

  Property and Equipment

   Property and equipment is recorded at cost. Property and equipment contributed by Host Marriott and its affiliates has been recorded at its carryover basis. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements   40 years
Furniture and equipment... 4-10 years

   All property and equipment is pledged as security for the mortgage debt described in Note 3.

   The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties on an individual property basis will be less than their net book value. If a property is impaired, its basis is adjusted to fair market value.

  Restricted Cash Reserve

   A restricted cash reserve was available to support distributions to the limited partners if, and to the extent, cash distributions for any year through 1996 otherwise would be insufficient to provide the limited partners an annualized return on the limited partners' capital contributions equal to 11% for 1996 and 10.75% for 1995. The remaining balance in the restricted cash reserve at February 15, 1997 became part of the Partnership's general working capital and was used to repay the note payable due to Host Marriott.

  Deferred Financing Costs

   Deferred financing costs represent the costs incurred in connection with obtaining the mortgage debt and amendments and are amortized using the straight-line method, which approximates the effective interest method, over the term of the loan. The Partnership paid $88,782 in financing costs during the year ended December 31, 1998 in connection with the extension of the mortgage debt.

  Revenues and Expenses

   Revenues primarily represent gross revenues generated by the Inns.

   On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on EITF 97-2 "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

   The Partnership assessed the impact of EITF 97-2 on its financial statements and determined that EITF 97-2 requires the Partnership to include property-level revenues and operating expenses of its Inns in its Statement of

Operations. The Partnership has given retroactive effect to the adoption of EITF 97-2 in the accompanying statement of operations. Application of EITF 97-2 to the financial statements for the year ended December 31, 1998 increased both revenues and operating expenses by approximately $19.5 million, and had no impact on operating profit or net income.

  Interest Rate Swap Agreement

   The Partnership entered into an interest rate swap agreement to convert certain portions of its variable rate debt to a fixed rate basis. The interest rate differential to be paid or received on the interest rate swap agreement is accrued as interest rates change and is recognized as an adjustment to interest expense.

  Income Taxes

   Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather, allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income as reported in the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives for the assets, differences in the timing of recognition of certain fees and straight-line rent adjustments. As a result of these differences, the excess of the tax basis in Partnership net liabilities over the Partnership net liabilities reported in the accompanying financial statements is $7,218,000 as of December 31, 1998.

Note 3. Debt

  Term Loan

   On the Closing Date, the Partnership entered into a loan agreement with a life insurance company, as lead lender and servicer, to provide $58,000,000 of non-recourse debt (the "Term Loan"). The Term Loan was amortized on the basis of a 25-year amortization schedule which commenced in March 1994 and matured on December 31, 1998.

   The Term Loan was evidenced by (i) promissory notes aggregating $31,000,000 (the "Fixed Rate Notes") which bore interest at a fixed rate of 9.66% per annum and (ii) promissory notes aggregating $27,000,000 (the "Floating Rate Notes") which bore interest at 1.85 percentage points over the three-month London Interbank Offered Rate. On the Closing Date, the Partnership entered into an interest rate swap agreement (the "Swap Agreement") with a third party to effectively fix the interest rate on the Floating Rate Notes at 9.66% per annum until maturity of the Term Loan. The counterparty's obligations under the Swap Agreement were guaranteed by the parent company of the counterparty, a national investment banking institution. There was no nonperformance by the counterparty during the term of the agreement. The Partnership's obligations under the Swap Agreement were secured by a pledge of collateral by the General Partner. The Swap Agreement expired on December 31, 1998.

   On December 31, 1998, the Term Loan was amended such that its maturity date was extended from December 31, 1998 to December 31, 1999. The Term Loan was extended for only one year in anticipation of a possible sale of the Partnership's hotels in 1999. As a result of the Amendment, the Fixed Rate Notes and Floating Rate Notes were consolidated into a single indebtedness in the principal amount of $54,628,029 (the "Amended Term Loan"). The Amended Term Loan bears interest at 3.3 percentage points over the three-month LIBOR (the "Contract Rate"). The Contract Rate in effect on December 31, 1998 was 8.6%. On the Amendment date, the Partnership made the following payments: (1) $529,740 in interest due and payable on the Term Loan, (2) a $50,000 underwriting fee payable in connection with the Amendment, and (3) $38,782 in legal fees. Beginning February 1, 1999, monthly principal payments of $75,000 will be made on the Amended Term Loan, in addition to monthly interest payments calculated on the basis of the Contract Rate and the outstanding principal balance. All unpaid principal and interest is due at the maturity of the Amended Term Loan on December 31, 1999.

   The Amended Term Loan is secured by first mortgages on the Partnership's fee or leasehold interest in ten of the Inns (the "Term Loan Inns"), a security interest in all personal property associated with the Term Loan Inns including furniture and equipment, inventory, contracts and other general intangibles, and an assignment of the Partnership's rights under the management agreement.

  Raleigh Mortgage Loan

   On the Closing Date, the Partnership assumed one of the Contributing Limited Partner's obligations under a nonrecourse mortgage loan in the original principal amount of $5,900,000 with respect to the Raleigh Inn. The loan carried a fixed interest rate of 10.25% and required monthly payments of interest and principal, based on a 30-year amortization schedule, until maturity on July 1, 1996. On July 1, 1996, the Raleigh Mortgage Loan was fully repaid with proceeds advanced under a loan from Host Marriott.

  Note Payable to Host Marriott

   On July 1, 1996, the Raleigh Mortgage Loan was repaid in full with proceeds of a $5,392,667 unsecured nonrecourse loan from Host Marriott. Interest on the loan accrues at prime plus one percent. The loan matured on April 30, 1997 with the entire balance due at that time. The Partnership repaid the loan with funds released from the restricted cash reserve and cash from Partnership operating activity.

Note 4. Management Agreement

   The Manager operates the Inns pursuant to a long-term management agreement with an initial term expiring December 30, 2011. The Manager has the option to extend the agreement on one or more Inns for up to five 10-year terms. The Manager earns a base management fee equal to 2% of the Inns' gross revenues, which is subordinate to payment of qualifying debt service payments, a provision for Partnership administrative expenses and retention by the Partnership of annual cash flow from operations of $7,040,000. The Manager is also entitled to an incentive management fee equal to 20% of operating profit, as defined, in excess of $9,500,000 for each calendar year. The incentive management fee is payable out of 50% of cash flow from operations remaining after payment of debt service, provision for Partnership administrative expenses, retention by the Partnership of annual cash flow from operations of $7,040,000, payment of current base management fees, payment of amounts due pursuant to any loans from Host Marriott and deferred base management fees. Through December 31, 1996, base and incentive management fees not paid currently were waived by the Manager. Subsequent to December 31, 1996, any base and incentive management fees not paid are earned by the Manager and have been accrued by the Partnership. For the years ended December 31, 1998, $815,280 of base management fees and $436,798 of incentive management fees, respectively, were paid to the Manager. As of December 31, 1998, $1,068,122 in incentive management fees were deferred.

   The management agreement also provides for a Residence Inn system fee equal to 4% of suite revenues. In addition, the Manager is reimbursed for each Inn's pro rata share of the actual costs and expenses incurred in providing certain services ("Chain Services") on a central or regional basis to all hotels operated by the Manager. As franchiser of the Residence Inn by Marriott system, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, promotional and public relations materials and programs and the operation of a toll-free reservation system. Each Inn contributes 2.5% of suite revenues to the marketing fund. For the years ended December 31, 1998, the Partnership paid Residence Inn system fees of $1,550,666, reimbursed the Manager for $962,145 of Chain Services and contributed $969,166 to the marketing fund. The Partnership is required to provide the Manager with working capital to meet the operating needs of the Inns.

   The management agreement also provides for the establishment of a property improvement fund for the Inns. Contributions to the property improvement fund are equal to 5% of gross revenues of each Inn. During 1998, the Partnership contributed $2,038,199 to the property improvement fund.

Note 5. Meriden Ground Lease

   On the Closing Date, the Partnership assumed all of Host Marriott's rights and obligations as tenant under the ground lease with respect to the land on which the Meriden Inn is located. The initial term of the ground lease will expire on August 14, 2013. The Partnership will have the option to extend the term thereof for up to ten consecutive periods of five years each. Rent for the initial term in the amount of $1,200,000 was prepaid by Host Marriott and is amortized on a straight-line basis over the initial term of the lease. Rent after the initial term will be prepaid in varying amounts at the beginning of each applicable extended term.

Note 6. Sale of the Inns (unaudited), Subsequent to Date of Auditor's Report

   On September 28, 2001, ten of the Residence Inns owned by the Partnership were sold for a purchase price of approximately $119 million.

                  (Remainder of Page is Intentionally Blank)

                          Apple Hospitality Two, Inc.
Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2001 (unaudited)

   The following unaudited Pro Forma Condensed Consolidated Balance Sheet of Apple Hospitality Two, Inc. (the "Company) is presented as if the purchase of Marriott Residence Inn USA Limited Partnership (the "Partnership) from Crestline Capital Corporation ("Crestline") for $119 million had occurred on June 30, 2001. All of the assets and liabilties of the Partnership at June 30, 2001 were held by Residence Inn III LLC. Residence Inn III LLC consists of 10 Residence Inn(R) by Marriott(R) franchised hotels. The historical balance sheet of Residence Inn III LLC is as of June 15, 2001.

   Such information is based in part upon the consolidated balance sheet of the Company, and the historical balance sheet of Residence Inn III LLC. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

   The following unaudited Pro Forma Condensed Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of June 30, 2001 nor does it purport to represent the future financial position of the Company.

                                                                 Acquisition   Residence
                                         Historical  Historical    Closing        Inn
                                          Balance     Residence  Adjustments  Acquisition              Total
                                           Sheet     Inn III LLC     (A)      Adjustments             Proforma
                                         ----------- ----------- -----------  ------------          ------------
ASSETS
Investment in hotel properties..........          -- $87,151,000          --  $ 33,536,000(C)       $120,687,000
Cash and cash equivalents............... $11,047,830   3,722,000  (3,722,000)  (10,901,983)(B)           145,847
Mortgage escrow reserves................          --   4,096,000  (1,791,000)    1,791,000(D)          4,096,000
Due from Residence Inn by Marriott, Inc.          --   1,623,000  (1,623,000)      571,000(E)            571,000
Notes receivable........................  47,000,000          --          --   (47,000,000)(B)                --
Interest receivable.....................     470,000          --          --      (470,000)(B)                --
Prepaid expenses........................      85,051          --          --            --                85,051
Other assets............................   1,185,021   1,492,000          --    (1,001,000)(B)                --
                                                  --          --          --      (962,000)(F)           714,021
                                         ----------- ----------- -----------  ------------          ------------
Total Assets............................ $59,787,902 $98,084,000 $(7,136,000) $(24,436,983)         $126,298,919
                                         =========== =========== ===========  ============          ============
LIABILITIES and SHAREHOLDERS'
 EQUITY
Liabilities
Mortgage notes payable..................          -- $53,619,000          --            --          $ 53,619,000
Accounts payable--affiliate............. $    25,429          --          --            --                25,429
Accounts payable and accrued expenses...     120,374     563,000          --            --               683,374
Deferred incentive management fees......          --   1,486,000          --  $ (1,486,000)(B)                --
                                         ----------- ----------- -----------  ------------          ------------
Total Liabilities.......................     145,803  55,668,000          --    (1,486,000)           54,327,803
Shareholders' equity
Member's equity.........................          --  42,416,000  (7,136,000)  (35,280,000)(F)                --
Common stock, no par value, authorized
 200,000,000 shares; issued and
 outstanding 6,781,348 shares...........  59,035,871          --          --    12,329,017(B)(D)(E)   71,364,888
Class B convertible stock, no par value,
 authorized 240,000 shares; issued and
 outstanding 240,000 shares.............      24,000          --          --            --                24,000
Net income greater than distributions...     582,228          --          --            --               582,228
                                         ----------- ----------- -----------  ------------          ------------
Total Shareholders' Equity..............  59,642,099  42,416,000  (7,136,000)  (22,950,983)           71,971,116
                                         ----------- ----------- -----------  ------------          ------------
Total Liabilities and Shareholders'
 Equity................................. $59,787,902 $98,084,000 $(7,136,000) $(24,436,983)         $126,298,919
                                         =========== =========== ===========  ============          ============

      Notes to Pro Forma Condensed Consolidated Balance Sheet (unaudited)

(A)Represents the reduction of balances retained by the prior owner of the Partnership. In accordance with the Purchase Agreement, the prior owner will retain its cash, receivables from Marriott, and debt service and real estate tax reserves.

(B)Total purchase price consists of the following:

   Purchase price per contract............................................................... $119,000,000
   Fair value of deferred incentive management fee liability assumed, net of $750,000 credit.      736,000
   Fair value of liability assumed...........................................................      563,000
                                                                                              ------------
       Sub-total.............................................................................  120,299,000
   Acquisition fee payable to ASRG...........................................................    2,380,000
   Additional closing costs..................................................................      843,000
                                                                                              ------------
       Total purchase price.................................................................. $123,522,000
                                                                                              ============

The purchase price was satisfied by the following:
   Cash:
     -on hand................................................................. $ 10,901,983
     -net proceeds received from sale of common stock subsequent to 6/30/01...    9,967,017
                                                                               ------------
                                                                                 20,869,000
   Assumption of mortgage loan................................................   53,619,000
   Assumption of liabilities..................................................      563,000
   Application of note receivable from Crestline..............................   47,000,000
   Application of interest on note receivable from Crestline..................      470,000
   Application of escrow deposit..............................................    1,001,000
                                                                               ------------
                                                                               $123,522,000
                                                                               ============

(C)Allocation of purchase price (see Note B above) to assets acquired at fair value are as follows:

         Purchase price (See Note B)........................ $123,522,000
         Less:
             Restricted cash--FF&E reserves.................    2,305,000
             Other assets and prepaids......................      530,000
                                                             ------------
         Amount allocated to investment in hotel properties.  120,687,000
         Net book value of investment in hotel properties...   87,151,000
                                                             ------------
         Net increase in book value of investment in hotels. $ 33,536,000
                                                             ============

(D)Represents funding of debt service and real estate capital reserves through net proceeds from the sale of common stock subsequent to 6/30/01

(E)Represents funding of working capital reserve through net proceeds from the sale of common stock subsequent to 6/30/01.

(F)Represents elimination of historical member's equity and deferred financing costs associated with prior owner.

                          Apple Hospitality Two, Inc.

           Pro Forma Condensed Consolidated Statements of Operations
    For the year ended December 31, 2000 and the period ended June 30, 2001

   The following unaudited Pro Forma Condensed Consolidated Statements of Operations of Apple Hospitality Two, Inc. (the "Company") are presented as if the purchase of Marriott Residence Inn USA Limited Partnership (the "Partnership") from Crestline Capital Corporation ("Crestline") for $119 million had occurred at the beginning of the periods presented prior to acquisition by the Company and all of the hotels had been leased to Apple Hospitality Management, Inc., our wholly owned taxable purchased subsidiary pursuant to master hotel lease agreements. All of the assets and liabilities of the Partnership were held by Residence Inn III LLC. Residence Inn III LLC consists of 10 Residence Inn(R) by Marriott(R) hotels. Marriott will continue to manage the hotels under agreements not materially different from historical contractual arrangements. Such pro forma information is based in part upon the historical Consolidated Statements of Operations of the Company, and the historical Statements of Operation of Residence Inn III LLC.In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made. The reporting periods for the hotels acquired will reflect twelve weeks of operations for the first three quarters and sixteen weeks for the fourth quarter.

   The following unaudited Pro Forma Condensed Consolidated Statements of Operations for the periods presented are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of the periods presented, nor does it purport to represent the results of operations for future periods.

   For the year ended December 31, 2000 (unaudited)

                                    Historical    Historical
                                   Statement of   Residence     Pro Forma         Total
                                    Operations  Inn III LLC(A) Adjustments      Pro Forma
                                   ------------ -------------- -----------     -----------
Revenue:
 Suite revenue....................      --       $37,595,000            --     $37,595,000
 Other operating revenue..........      --         1,770,000            --       1,770,000
 Interest income..................      --           395,000   $  (395,000)(B)          --
                                        --       -----------   -----------     -----------
Total revenue.....................      --        39,760,000      (395,000)     39,365,000
Expenses:
 Operating expenses...............      --        18,786,000            --      18,786,000
 General and administrative.......      --           150,000      (150,000)(C)
                                                                   811,658 (D)     811,658
 Franchise fees...................      --         1,504,000            --       1,504,000
 Management fees..................      --           787,000            --         787,000
 Incentive management fees........      --         1,209,000            --       1,209,000
 Taxes, insurance and other.......      --         1,409,000            --       1,409,000
 Depreciation of real estate owned      --         3,906,000    (3,906,000)(E)
                                                                 2,985,315 (F)   2,985,315
 Interest.........................      --         4,604,000    (4,604,000)(G)
                                                                 4,407,415 (H)   4,407,415
                                        --       -----------   -----------     -----------
Total expenses....................      --        32,355,000      (455,612)     31,899,388
Income tax expense................      --                --       125,716 (K)     125,716
                                        --       -----------   -----------     -----------
Net income........................      --       $ 7,405,000   $   (65,104)    $ 7,339,896
                                        ==       ===========   ===========     ===========
Earnings per common share:
 Basic and Diluted................      --                                     $      0.95
                                        ==                                     ===========
Basic and diluted weighted average
  common shares outstanding.......      --                      7,728,948 (I)    7,728,948
                                        ==                                     ===========

   For the period ended June 30, 2001 (unaudited)

                                    Historical    Historical
                                   Statement of   Residence     Pro Forma         Total
                                    Operations  Inn III LLC(A) Adjustments      Pro Forma
                                   ------------ -------------- -----------     -----------
Revenue:
 Suite revenue....................          --   $17,504,000            --     $17,504,000
 Other operating revenue..........          --       767,000            --         767,000
 Interest income and other revenue  $  635,526       148,000   $  (635,526)(J)
                                                                  (148,000)(B)          --
                                    ----------   -----------   -----------     -----------
Total revenue.....................     635,526    18,419,000      (783,526)     18,271,000
Expenses:
 Operating expenses...............          --     8,868,000            --       8,868,000
 General and administrative.......      53,298       139,000       352,532(D)
                                            --            --      (139,000)(C)     405,830
 Franchise fees...................          --       700,000            --         700,000
 Base management fees.............          --       365,000            --         365,000
 Incentive management fees........          --       571,000            --         571,000
 Taxes, insurance and other.......          --       738,000            --         738,000
 Depreciation of real estate owned          --     1,973,000    (1,973,000)(E)
                                            --            --     1,492,657(F)    1,492,657
 Interest.........................          --     2,090,000    (2,090,000)(G)
                                            --            --     2,203,708(H)    2,203,708
                                    ----------   -----------   -----------     -----------
Total expenses....................      53,298    15,444,000      (153,103)     15,344,195
Income tax expense................          --            --        44,317(K)       44,317
                                    ----------   -----------   -----------     -----------
Net income........................  $  582,228   $ 2,975,000   $  (674,740)    $ 2,882,488
                                    ==========   ===========   ===========     ===========
Earnings per common share:
 Basic and Diluted................  $     0.36                                 $      0.37
                                    ==========                                 ===========
Basic and diluted weighted average
  common shares outstanding.......   1,627,712                   6,101,236(I)    7,728,948
                                    ==========                                 ===========

Notes to Pro Forma Condensed Consolidated Statements of Operations (unaudited):

(A)Represents results of operations for the hotels acquired on a pro forma basis as if the Partnership was owned by the Company at the beginning of the periods presented for the respective periods prior to acquisition by the Company. The historical financials of the Partnership reflect the operations for the 24 weeks ended June 15, 2001.

(B)Represents the elimination of historical interest income recorded by the prior owner.

(C)Represents the elimination of the historical general and administrative expense allocated to the hotels by the prior owner, which will not be incurred by the Company.

(D)Represents the advisory fee of .25% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company plus anticipated legal and accounting fees, employee costs, salaries and other costs of operating as a public company of $811,658 and $352,531 for the year ended December 31, 2000, and the six months ended June 30, 2001, respectively.

(E)Represents the elimination of the historical depreciation expense recorded by the prior owner.

(F)Represents the depreciation on the hotels acquired based on the purchase price allocation of $98 million to depreciable property. The weighted average lives of the depreciable assets are 39 years for building and 7 years for FF&E. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.

(G)Represents the elimination of the historical interest expense recorded by the prior owner.

(H)Represents the interest expense for the hotel acquisitions for the period in which the hotels were not owned. Interest was computed using the interest rates of 8.08% on the mortgage debt of $53,619,000, including amortization of deferred financing costs.

(I)Represents additional common shares assuming the Partnership was acquired at the beginning of the periods presented with $68 million of the gross proceeds from the "best efforts" offering of $9.50 per share (net $8.50 per share) for the first $30 million and $10 per share (net $8.95 per share) for the remainder.

(J)Represents the elimination of the interest income recorded on the $47 million promissory note with Crestline, as the related note receivable was used to purchase the Partnership.

(K)Represents the combined state and federal income tax expense of our wholly owned taxable REIT subsidiary estimated on a combined rate of 40%, based on rental income computed under contractual arrangements between the Company and our wholly-owned taxable REIT subsidiary.